UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cellegy Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15115L 10 3

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue, 8th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,085,243
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,085,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,085,243
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,085,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,085,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,104,443
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,104,443
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,104,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,132,943
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,132,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,132,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,797
	8	SHARED VOTING POWER 13,600
	9	SOLE DISPOSITIVE POWER 28,797
	10	SHARED DISPOSITIVE POWER 13,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15115L 10 3	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,757
	8	SHARED VOTING POWER 13,600
	9	SOLE DISPOSITIVE POWER 25,757
	10	SHARED DISPOSITIVE POWER 13,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

             This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by the Reporting Persons named herein. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 2.	Identity and Background.

Iten 2 is amended to read as follows:

            This statement is filed jointly by Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch, James S. Tisch, Felix J. Baker and Julian C. Baker (the “Reporting Persons”), each of whom is a United States citizen.

            The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York. N.Y. 10022. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York., N.Y. 10022.

            The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President and Chairman of the Executive Committee of Loews Corporation (a diversified financial corporation), 667 Madison Avenue, New York, N.Y. 10021.

            The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President, President and Chief Executive Officer of Loews Corporation (a diversified financial corporation), 667 Madison Avenue, New York, N.Y. 10021.

            The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

            The business address of Julian C. Baker and Felix J. Baker is 655 Madison Avenue, New York, New York 10021. Their present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Independent contractors providing investment

Page 8 of 15 Pages

advice to Four Partners and various other partnerships and other entities, c/o Baker Bros. Investments, L.P., 655 Madison Avenue, New York, New York 10021.

            During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

            Because of certain business and family relationships among the Reporting Persons, they are filing jointly as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person except to the extent that beneficial ownership is expressly reported herein.

Item 4.	Purpose of Transaction.

Item 4 is amended to read as follows:

            On January 13, 2003, the Issuer announced that Julian C. Baker and Felix J. Baker had resigned as directors of the Issuer.

            The Securities held by the Reporting Persons were purchased for investment. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease such positions.

            At the present time none of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

Page 9 of 15 Pages

registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended to read as follows:

            As of the date hereof, the aggregate number of shares of Common Stock and the percentage of the outstanding shares of Common Stock (based upon 19,504,976 shares outstanding on November 8, 2002 as reported by the Issuer in its most recent Form 10-Q report) was as follows:

Name of Holder	Number of Shares	Percentage of Outstanding Shares

Four Partners (1)
Four-Fourteen Partners, LLC (2)
Andrew H. Tisch
Daniel R. Tisch
James S. Tisch
Thomas J. Tisch
Andrew H. Tisch 1995 Issue Trust No. 1 (3)
Andrew H. Tisch 1995 Issue Trust No. 2 (3)
Daniel R. Tisch 1999 Issue Trust (3)
James S. Tisch 1995 Issue Trust (3)
Thomas J. Tisch 1994 Issue Trust (3)
Merryl H. Tisch, as custodian for three of her children (4)
Felix J. Baker (5)
Julian C. Baker (6)
FBB Associates (7)
Total	1,507,143 47,700 370,378 370,378 370,378 370,378 103,861 103,861 207,722 207,722 207,722 19,200 28,797 25,757 13,600 3,954,597	7.7% 0.2 1.6 1.6 1.6 1.6 0.5 0.5 1.1 1.1 1.1 0.1 0.1 0.1 0.1 20.2%

Page 10 of 15 Pages

            Each of the above persons who is a Reporting Person herein beneficially owns the number of shares set forth opposite his name. Beneficial ownership of the other shares set forth in the above table has been determined as follows:

(1)

By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(2)

By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas J. Tisch may be deemed the beneficial owner of the shares owned by Four-Fourteen Partners, LLC and to have power to vote or direct the vote and dispose or direct the disposition of those shares.

(3)

By virtue of their status as trustees of the respective trusts for the benefit of their children, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by those trusts of which he is trustee and shared power to vote or direct the vote and dispose or direct the disposition of those shares.

(4)

By virtue of his wife’s status as custodian for certain accounts of their children, James S. Tisch may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of 19,200 shares of Common Stock owned by his children.

(5)

During the period when Felix J. Baker served on the Board of Directors of the Issuer, he received nonqualified stock options to purchase 30,000 shares of Common Stock at $4.81 per share, of which options to purchase 18,750 shares were exercisable at January 1, 2003; options to purchase 8,000 shares of Common Stock at $6.50 per share, of which options to purchase 2,667 shares were exercisable at January 1, 2003; options to purchase 8,000 shares of Common Stock at $2.56 per share, none of which were exercisable at January 1, 2003; and options to purchase 11,806 shares of Common Stock at $1.80 per share, of which options to purchase 7,380 shares were exercisable at January 1, 2003. All of these options will expire on April 6, 2003, 90 days after he resigned as a director of the Issuer. Accordingly, at the present time Felix J. Baker may be deemed the beneficial owner of 28,797 shares of Common Stock issuable upon exercise of these options, and his ownership percentage has been calculated as if these shares had been issued.

(6)

During the period when Julian C. Baker served on the Board of Directors of the Issuer, he received nonqualified stock options to purchase 30,000 shares of Common Stock at $5.50 per share, of which options to purchase 18,750 shares were exercisable at January 1, 2003; options to purchase 8,000 shares of Common Stock

Page 11 of 15 Pages

at $6.50 per share, of which options to purchase 2,667 shares were exercisable at January 1, 2003; options to purchase 8,000 shares of Common Stock at $2.56 per share, none of which were exercisable at January 1, 2003; and options to purchase 6,944 shares of Common Stock at $1.80 per share, of which options to purchase 4,340 shares were exercisable at January 1, 2003. All of these options will expire on April 6, 2003, 90 days after he resigned as a director of the Issuer. Accordingly, at the present time Julian C. Baker may be deemed the beneficial owner of 25,757 shares of Common Stock issuable upon exercise of these options, and his ownership percentage has been calculated as if these shares had been issued.

(7)

FBB Associates is a partnership of which Julian C. Baker and Felix J. Baker are the sole partners. Each of Julian C. Baker and Felix J. Baker has shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit 6	Agreement regarding the joint filing of this statement.

Page 12 of 15 Pages

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2003

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit 6	Agreement regarding the joint filing of this statement.

Page 14 of 15 Pages

AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13D dated January 30, 2003 relating to the Common Stock, no par value, of Cellegy Pharmaceuticals, Inc., and such other amendments as may be filed by them hereafter, are being filed with the Securities and Exchange Commission on behalf of each of them.

January 30, 2003

By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker